Paul, Hastings, Janofsky & Walker LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, CA 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

April 29, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elfun International Equity Fund—File Nos. 33-15071 and 811-5216 (Post-Effective Amendment No. 31)

Elfun Tax-Exempt Income Fund—File Nos. 2-58407 and 811-2735 (Post-Effective Amendment No. 43)

Elfun Diversified Fund—File Nos. 33-17093 and 811-5324 (Post-Effective Amendment No. 29)

Elfun Trusts—File Nos. 2-21301 and 811-483 (Post-Effective Amendment No. 68)

Elfun Money Market Fund—File Nos. 33-31205 and 811-5904 (Post-Effective Amendment No. 25)

Elfun Income Fund—File Nos. 2-83041 and 811-3866 (Post-Effective Amendment No. 39)

Ladies and Gentlemen:

On behalf of the various Elfun funds listed above (the “Elfun Funds” or the “Registrants”), we hereby respond to the oral comments provided by Ms. Linda Stirling of the Commission’s staff with respect to the Registrants’ post-effective amendments filed on February 25, 2010. Changes to the Registrants’ disclosure in response to those comments (as well as other updates of financial and related information) are reflected in their Post-Effective Amendments listed above filed on or about April 29, 2010.

Securities and Exchange Commission

April 29, 2010

This comment response letter is submitted with respect to all Registrants because of the combined disclosure documents used by them.

Those comments are repeated below and organized in the same fashion as presented by Ms. Stirling.

1.	Comment: For all Registrants, ticker symbols should appear only on the cover rather than on the first page of each summary.

Response: Comment accepted. The symbols have been removed from the summary sections.

2.	Comment: Please provide a copy of the stand-alone summary disclaimer in the response letter.

Response: As requested, here is the disclaimer for the stand-alone summary as provided by Rule 498:

Before you invest, you may want to review the Fund’s Statutory Prospectus, which contains more information about the Fund and its risks. You can find the Fund’s Statutory Prospectus, Statement of Additional Information and other information about the Fund online at www.geam.com/elfunProspectus. You can also get this information at no cost by calling 1-800-242-0134 or by sending an email request to gefunds@ge.com. The Fund’s Statutory Prospectus and Statement of Additional Information, both dated April 30, 2010, are incorporated by reference into this Summary Prospectus.

3.	Comment: For all Registrants, please provide the new required disclosure in the SAI about the trustees, governance practices, risk oversight, qualifications, attributes and related items.

Response: Comment accepted. That additional disclosure has been added to the statement of additional information.

4.	Comment: For all Registrants, the last line in the expense table should be “Total Annual Fund Operating Expenses after waiver/reimb.” rather than “Net Annual . . .”

Response: Comment accepted. The expenses table has been revised accordingly.

5.	Comment: A footnote should be added to the expenses table describing the contractual expense limitation terms (and the net expenses may not be disclosed if there is no contractual limit).

Response: Comment accepted. A footnote has been added describing the contractual arrangement that reduces expenses as reflected in the expense table.

6.	Comment: For all Registrants, in the text above the example, in the next-to-last sentence, please add the following to the end of that sentence: “(taking into account the one-year fee waiver only).”

Response: Comment accepted. That language has been revised substantially as requested.

Securities and Exchange Commission

April 29, 2010

7.	Comment: For applicable Registrants, after the phrase “other types of equity securities” please provide clarifying language “, such as . . ..” disclosing the types of other equity securities.

Response: Comment accepted. That language has been revised to refer to common and preferred stocks as the specified types of equity securities.

8.	Comment: For all Registrants, please disclose the criteria or strategy used by the portfolio manager(s) in determining when to sell a portfolio security.

Response: Comment accepted. A description of those criteria has been added.

9.	Comment: For all Registrants, please confirm there is a corresponding principal strategy for each principal risk disclosed. For example, there should not appear a “Mid-Cap Company Risk” unless there also is a principal strategy to invest in mid-cap companies.

Response: Comment accepted and deferred. In order to maintain consistency among the prospectuses for the various mutual funds, with different fiscal year ends, managed in a substantially similar manner by GE Asset Management, some of which had previously become effective, the Registrants hereby undertake to conform the principal risk and strategy sections for each Registrant as requested, as part of the next reprint or update of these prospectuses. This transition period also will ensure consistency among the disclosure documents for the various Registrants and those other similar mutual funds, which will be revised in a similar manner.

10.	Comment: For all Registrants, please confirm whether the stated “Redemption Risk” is applicable with respect to each Elfun Fund with respect to which it appears.

Response: Comment accepted. The investment adviser has confirmed that the risk remains applicable where it appears, but intends to combine that risk with the more generalized “Securities Market Risk” factor in the next reprint or update of the prospectus.

11.	Comment: For all Registrants, please remove the cross-reference at the end of the Principal Risks section to the statutory prospectus.

Response: Comment accepted and deferred. The Registrants intend to remove that cross-reference as part of the revisions to be made as described in the response to Comment 9 above. Until that process is complete, the Registrants believe it remains appropriate to retain this cross-reference to direct readers to more detailed information and to maintain consistency with the prospectus disclosure for other similar mutual funds affiliated with the Registrants.

12.	Comment: For all Registrants, please remove the sentence saying that the performance figures assume the reinvestment of dividends and distributions where it appears in the text above the performance table.

Response: The Registrant believes it is appropriate to retain this important disclosure. Not only does the sentence reflect traditionally important performance disclosure concepts as explained in prior SEC staff guidance, such as Clover Capital Mgmt., Inc. (pub. avail. Oct. 28, 1996), but it is important in the mutual fund context where not all investors choose to reinvest their dividends, and may experience lower performance than those investors who do reinvest.

Securities and Exchange Commission

April 29, 2010

13.	Comment: For all Registrants, under the performance table, please make footnote 1 into a regular text paragraph rather than footnote text.

Response: Comment accepted. The disclosure has been revised accordingly.

14.	Comment: For all Registrants, in the performance table please revise the parenthetical disclosure for each index to say instead “(does not reflect fees, expenses or taxes)” by adding the word “fees.”

Response: Comment accepted. The disclosure has been revised accordingly.

15.	Comment: For all Registrants, please consider whether the section in each summary explaining how to invest and redeem can be shortened or simplified.

Response: The Registrants believe this section is sufficiently straightforward and understandable. It uses tables and bullet text, and consumes well less than half a page. The Registrants prefer not to change this disclosure at this time.

16.	Comment: For applicable Registrants that have words in their investment objective after the term “future income” please consider whether those additional words should be removed and relocated to the principal strategy section.

Response: The applicable Registrants have had the specified investment objectives in place for a considerable period, typically many years. The Registrants believe that the words in question are understandable and are explained in the principal strategy section and elsewhere in the prospectus, and the investment adviser is comfortable managing the applicable portfolios under those respective objectives. At this time, the applicable Registrants do not have the ability or the inclination to revise their objectives in the requested manner.

17.	Comment: For the International Equity Fund, please mention mid-cap companies in the principal strategy section because there is a risk factor for mid-cap companies, and please define a mid-cap company.

Response: Comment accepted and deferred. Please see the response to Comment 9 above.

18.	Comment: For the Tax-Exempt Income Fund, please disclose this fund’s duration parameters for its portfolio.

Response: Comment accepted. The disclosure for that fund has been revised accordingly.

19.	Comment: For the Tax-Exempt Fund, please correct the tax disclosure in the summary, which instead relates to a taxable fund.

Securities and Exchange Commission

April 29, 2010

Response: Comment accepted. That disclosure has been revised accordingly to replace the inadvertently used language.

20.	Comment: For the Diversified Fund, please disclose the capitalization range of companies in which the fund invests and refer to mid-cap companies because there is a mid-cap companies risk.

Response: Comment accepted. Disclosure with respect to the capitalization range of large and medium capitalization companies has been added.

21.	Comment: For the Diversified Fund, please disclose the types of issuers of fixed income investments if other than government securities.

Response: Comment accepted. Disclosure has been added to identify corporate debt.

22.	Comment: For the Diversified Fund, please add principal strategy discussions as needed to disclose the types of securities that may create the risks listed under the principal risk section of the summary.

Response: Comment accepted and deferred. Please see the response to Comment 9.

23.	Comment: For the Money Market Fund, please move the text under the expenses table in the summary to father back in the statutory prospectus because the fee waiver and expense reimbursement to support this fund’s positive yield is not pursuant to a contractual arrangement.

Response: Comment accepted. The disclosure has been relocated accordingly.

24.	Comment: For the Money Market Fund, please consider revising the “Principal Investment Strategy” section to reflect the new money market fund requirements in SEC Release No. IC-29132 in order to avoid a prospectus supplement when the compliance date occurs.

Response: Comment accepted. The disclosure has been revised accordingly.

25.	Comment: In the portfolio manager biography section, please correct the typographical error in the information about Ms. Wehner.

Response: Comment accepted. Disclosure has been revised accordingly.

26.	Comment: For the disclosure about disruptive trading, please consider whether the disclosure meets the requirements of Item 11(e)(2), (3) and (4) of Form N-1A.

Response: Comment accepted. The Registrants have reviewed that disclosure and confirmed that it meets those requirements.

27.	Comment: In the SAI, for Registrants other than the Diversified Fund, there is missing a general fundamental restriction concerning senior securities as required by Section 8(b)(1) of the Investment Company Act of 1940, as amended, even though there are various other fundamental restrictions for certain types of senior securities. Please adopt a non-fundamental restriction concerning senior securities and undertake to submit for shareholder approval a fundamental restriction to that effect at the next shareholder meeting when it occurs.

Securities and Exchange Commission

April 29, 2010

Response: Comment accepted. The affected Registrants have adopted such a non-fundamental restriction by unanimous written consent of the board of trustees and have undertaken to submit for shareholder approval a fundamental restriction to that effect when and if the next shareholder meeting occurs.

*  *  *  *  *

We also hereby provide the following statements on behalf of the Registrants:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: GE Asset Management Incorporated